Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279977

Ares Dynamic Credit Allocation Fund, Inc.

Supplement dated January 5, 2026

To

Prospectus and Statement of Additional Information,

each dated August 26, 2024, as supplemented to date

This supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus (the “Prospectus”) and statement of additional information (the “SAI”) of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), each dated August 26, 2024, as supplemented to date. This Supplement is part of, and should be read in conjunction with, the Prospectus and SAI. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 818-5298. Capitalized terms used in this Supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.

Effective January 1, 2026, Kristofer Pritchett has been appointed as a Vice President and Portfolio Manager of the Fund. In addition, effective January 1, 2026, Keith Ashton has retired from his position as a Portfolio Manager of the Fund. Keith Ashton will remain a Vice President of the Fund.

Accordingly, effective immediately, the following changes are made to the Fund’s Prospectus and SAI:

The section of the Prospectus entitled “Management of the Fund—Portfolio Managers” is hereby updated to add the following information regarding Kristofer Pritchett:

Kristofer Pritchett is a Partner and Portfolio Manager in the Ares Credit Group, where Kristofer Pritchett focuses on alternative credit, including asset-based finance (ABF) investments. Kristofer Pritchett serves as a Vice President and Portfolio Manager for the Fund. Additionally, Kristofer Pritchett serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee. Prior to joining Ares in 2011, Kristofer Pritchett was an Associate at Indicus Advisors. Kristofer Pritchett holds an M.Eng. from Imperial College London in Mechanical Engineering.

The section of the SAI entitled “Management of the Fund—Information Pertaining to the Officers” is hereby updated to include the following information regarding Kristofer Pritchett:

Name, Address(1) and Year of Birth	Position(s) Held with Fund	Officer Since	Principal Occupation(s) or Employment During Past Five Years
Kristofer Pritchett 1984	Vice President and Portfolio Manager	Since 2026	Kristofer Pritchett is a Partner and Portfolio Manager in the Ares Credit Group. Additionally, Kristofer Pritchett serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee. Kristofer Pritchett joined Ares in 2011.

(1)	The address of each officer is care of the Corporate Secretary of the Fund at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

The section of the SAI entitled “Management of the Fund—Portfolio Management” is hereby updated to include the following information regarding Kristofer Pritchett:

Portfolio Manager Assets Under Management

The following table sets forth information about funds and accounts other than the Fund for which Kristofer Pritchett is primarily responsible for the day-to-day portfolio management as of September 30, 2025:

Name of Portfolio Manager	Type of Accounts	Total # of Accounts Managed	Total Assets (in millions)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (in millions)
Kristofer Pritchett	Registered investment companies	1	$661	0	$0
	Other pooled investment vehicles	1	$73	0	$0
	Other accounts	4	$2,296	2	$797

Portfolio Manager Compensation Overview

The discussion below describes Kristofer Pritchett’s compensation as of September 30, 2025.

The Adviser’s financial arrangements with the Portfolio Managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The Portfolio Managers may receive, all or some combination of, salary, an annual bonus and interests in the carried interest in certain of Ares’s funds.

Base Compensation. Generally, portfolio managers receive base compensation based on their position with the firm.

Discretionary Incentive Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Managers

The following table sets forth the aggregate dollar range of the Fund’s equity securities beneficially owned by Kristofer Pritchett as of September 30, 2025:

Portfolio Manager	Dollar Range of Fund Shares Beneficially Owned
Kristofer Pritchett	None

All references to Keith Ashton in the Prospectus and SAI as a Portfolio Manager of the Fund, and any related information regarding Keith Ashton as a Portfolio Manager of the Fund included therein (including any such information incorporated therein by reference), are hereby removed.

Please retain this Supplement with your Prospectus and SAI.

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